RANDGOLD RESOURCES IN JV WITH TANZANIAN GOVERNMENT TO DEVELOP NEW MINERAL DEPOSITS

Dar es Salaam, 24 August 2005 (LSE:RRS)(Nasdaq:GOLD) - London and Nasdaq listed gold miner Randgold Resources announced today that it had signed a joint-venture agreement with the government of Tanzania to develop new mineral deposits in that country.

Known as the Tangold agreement, it relates to a specific area of interest, the Kiabakari Maji-Moto region, which covers 2 692 km2 around the Buhemba mine but not the mine itself. Included in the agreement are the Buhemba South prospecting licence and the Kiabakari prospecting licence, which incorporates the old Kiabakari mine. The Kiabakari deposit was discovered in 1893 and when closed in 1966 was the third-largest gold mine in Tanzania.

In terms of the Tangold agreement, Randgold Resources will fund all exploration and feasibility study costs related to the joint venture. The government retains a free and carried stake of 10% in the area of interest and in any special purpose company which may develop a mine there. On the completion of a Type IV feasibility study, the government will have a one-time right to buy an additional 15% participating interest in the specific discovery.

"The Tangold agreement marks a significant milestone in the evolution of our Tanzanian strategy and is in line with our overall strategy of developing gold opportunities in close partnership with the host country," Randgold Resources chief executive Dr Mark Bristow said today.

Randgold Resources is an international gold mining and exploration business focused on Africa. Its mission is to discover, develop and manage gold projects.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive - Dr Mark Bristow +44 779 775 2288
Financial Director - Roger Williams +44 791 709 8939
Investor & Media Relations - Kathy du Plessis +27 11 728 4701,
Cell: +27 (0) 83 266 5847, Email: randgoldresources@dpapr.com
Website: www.randgoldresources.com

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DISCLAIMER:Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at Morila, the development of Loulo and estimates of resources, reserves and mine life. For a discussion on such risk factors refer to the annual report on Form 20-F for the year ended 31 December 2004 which was filed with the United States securities and exchange commission (The 'SEC') on 29 June 2005. Randgold Resources sees no obligation to update information in this release.